WESTPORT FUEL SYSTEMS INC.
1691 West 75th Avenue
Vancouver, British Columbia, V6P 6P2

VIA EDGAR

August 20, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Lauren Pierce
Jan Woo

Re:	Westport Fuel Systems Inc.
Registration Statement on Form F-3
File No. 333-289669

To the addressees set forth above:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Westport Fuel Systems Inc. (the “Company”) hereby requests acceleration of the effective date of its registration statement on Form F-3 (File No. 333-289669) (as amended, the “Registration Statement”), to 4:00 p.m. Eastern Time on August 22, 2025, or as soon thereafter as practicable.
Please contact Steven B. Stokdyk of Latham & Watkins LLP, special U.S. counsel to the Company, at (213) 891-7421 or Steven.Stokdyk@lw.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

WESTPORT FUEL SYSTEMS INC.

By: /s/ William Larkin
Name:    William Larkin
Title:    Chief Financial Officer

cc: Lewis W. Kneib, Esq., Latham & Watkins LLP
Steven B. Stokdyk, Esq., Latham & Watkins LLP